Higgins Capital Managements, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash in bank	$ 67,183
Cash in RBC	11,742
Commissions receivable	37,541
Clearing broker's deposit	50,000
Equities	14,160
Deposits - lease	1,885
Total Assets	$182,511

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 13,277
Total Liabilities	13,277
Stockholders' Equity	
Common Stock - Authorized 1,000,000 Shares; issued and outstanding 10,000 shares at a stated value of $1.00 per share	10,000
Paid-in-capital	17,875
Retained earnings	141,359
Total Stockholders' Equity	$169,234
Total Liabilities and Stockholders' Equity	$182,511

See Accompanying Notes to the Financial Statements